OMAGINE, INC.
                    Empire State Building
                 350 Fifth Avenue, Suite 1103
                      New York, NY 10118

                                           November 4, 2009


VIA FEDERAL EXPRESS AND EDGAR
-----------------------------

Division of Corporate Finance
Mail Stop 3561
U.S. Securities & Exchange Commission
100 F Street North East
Washington, D.C.  20549-3561
Attn: John Reynolds, Esq.


    Re:   Omagine, Inc.
          Schedule Pre14A Proxy Statement
          File No. 0-17264
          Filed on September 30, 2009

Dear Mr. Reynolds:

This letter responds to comments contained in the Staff letter, dated October 29, 2009 and addressed to Mr. Frank J. Drohan, the
Company's Chief Executive Officer with respect to the Company's filing of its Proxy Statement.

We have replied on a comment by comment basis, with each response following a repetition of the Staff's comment to which it applies. Comment numbers refer to the numbers set forth in the Staff's letter.

General
-------

1. We note the reference on page 33 to the Development Agreement with the Government of Oman. Please advise us of the extent to which the proposals relate to the Oman project and the Standby Equity Distribution Agreement (SEDA) with YA Global Investments. If the proposals are meant to facilitate the project or financing from the SEDA, or otherwise relate to either, it is unclear why the proxy statement does not include updated disclosures about the status of the project and related arrangements. Please revise or advise.

Response:
---------
None of the proposals in the proxy statement are meant to facilitate the project or financing from the SEDA, nor do any of the proposals otherwise relate to either the project or financing from the SEDA. Although none of the proposals relate to the SEDA or the project, the Company has utilized the SEDA to assemble the $52,000 of initial capital needed to capitalize the Project Company. In view of the foregoing explanation, the Company believes that the proxy statement does not need to contain updated disclosure about the status of the project and related arrangements.

               --------------------------------------

2. With respect to the Oman project and related arrangements, please advise us regarding any material agreements to be filed. We note, for example, that the agreement with Michael Baker Corp. appears to be a material agreement. In addition we note that certain Investor Agreements, also referenced in your Form 10-Q for the quarter ended June 30, 2009, and other Exchange Act filings, appear to have been revised orally at least with respect to their termination dates.

Response:
---------
All material written agreements with respect to the Oman project and related arrangements have been filed with the Commission. There is no written agreement with Michael Baker Corp. ("MBC"). The Company has been working with MBC for several years and has a verbal understanding with respect to the role to be played by MBC if and when the Development Agreement with the Government of Oman is signed.

All the Investor Agreements referenced in our Form 10-Q for the quarter ended June 30, 2009, and other Exchange Act filings, have been revised orally with respect to their termination dates. The agreement with The Omani Union Real Estate Development Company LLC ("ORDC") was one of such Investor Agreements. ORDC and the Company had an agreement which was filed with one or more of our Exchange Act filings whereby the

                             (2)

Company had agreed to sell a 20% equity stake in Omagine LLC (a wholly owned subsidiary that the Company is forming) to ORDC for approximately thirty-two million U.S. Dollars. On October 21, 2009, it was agreed that ORDC would no longer participate in the Omagine Project. On that same day - October 21, 2009 - the Company and Bank Muscat, which is the designated fund manager of the Oman Integrated Tourism Projects Fund (the "OITP Fund"), agreed that the OITP Fund would replace ORDC as an investor in Omagine LLC on terms identical to those memorialized in the Investor Agreement with ORDC. Accordingly, the Company does not have any additional material written agreements to file with the Commission.
               --------------------------------------

3. We note the statement in your Form 10-Q for the quarter ended June 30, 2009 that "[i]n May and June of 2009, the Company issued 542,792 shares of Common Stock for proceeds of $65,000 under the Standby Equity Distribution Agreement With YA Global Investments, LP." It is unclear why there is no disclosure in the Form 10-Q regarding sales of unregistered securities. Please advise.

Response:
---------
The sales of the 542,792 shares of Common Stock under the SEDA referred to in the Staff's comment letter were sales that were made pursuant to the Company's Registration Statement on Form S-1 which was declared effective by the Commission in May 2009 and as a result no disclosure in the Form 10-Q for the quarter ended June 30, 2009 was required.

               --------------------------------------

Please note that we are adding an additional proposal to the proxy statement so that the Company is authorized to effect a 1:
100 reverse split and then a 100: 1 forward split - as an alternative to Proposal No. 2 and available to the Board of Directors at its discretion. We have filed an amended preliminary proxy statement showing the additional proposal.

The Company hereby acknowledges the following:

     * the Company is responsible for the adequacy and accuracy

                             (3)
       of the disclosures in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact David B.
Manno, Esq. of Sichenzia Ross Friedman Ference LLP (212-981-
6772).


                                   Sincerely,

                                   /s/ Frank J. Drohan
                                   ---------------------
                                   Frank J. Drohan
                                   Chief Executive Officer























                             (4)